Exhibit 99.1
Similarweb Acquires Admetricks to Expand Ad Intelligence Offering

Designed to assist in the optimization of advertising campaigns across platforms, Admetricks will help cement Similarweb as the comprehensive solution for Advertising Intelligence.

Tel Aviv, Israel & New York (March 4, 2024) — Similarweb (NYSE: SMWB) announced today the acquisition of Admetricks, the creator of powerful ad intelligence software, that is slated to form the core of the new Similarweb Ad Intelligence product.

Founded in 2012 in Santiago, Chile and best known for empowering brands to advertise more effectively in Latin America, Admetricks will advance Similarweb’s mission of providing the most comprehensive data, analytics, and optimization tools for digital marketing and advertising. Admetricks supports multimillion-dollar ad campaigns, as well as diverse clients with significant growth potential.

“Admetricks’ excellence in display advertising intelligence fits naturally with Similarweb’s strengths, helping customers understand how to refine their media budgets and improve their reach in display advertising among publishers, retail marketplace advertising and digital marketing more broadly,” Similarweb CEO Or Offer said. “We look forward to taking Admetricks’ capabilities global. Their existing customers include both regional and global brands selling into Latin America. We want to support this current book of business while also introducing them to the value of the broader Similarweb platform.”

“We are proud of what we have accomplished in the past decade and of showcasing that software created in Chile’s growing tech community can have worldwide impact,” said Admetricks CEO, Felipe del Sol, who co-founded the company with CTO, Patricio del Sol. “We call our employees ‘data lovers,’ and we are honored to be joining Similarweb’s larger family of digital data lovers who put that value into practice every day. Together we will be able to offer a more comprehensive solution for marketing and advertising across channels.”

Admetricks’ software-as-a-service products include Admetricks Ad Intelligence, which provides estimates of competitor ad spending and results, and Admetricks Media Planner, which assists with planning and budgeting for media campaigns. Clients include many global brands in the automotive, banking, telecommunications, and retail industries, as well as advertising and marketing agencies, publishers, broadcasters, and digital media companies. Admetricks already has technical integration with Similarweb making the acquisition even more seamless, having previously partnered for access to Similarweb data sets.

Similarweb currently offers extensive intelligence for cross-channel performance including search engine advertising and organic SEO, and Admetricks will significantly improve its tools for display advertising. Admetricks will further strengthen Similarweb’s capabilities in analyzing online display advertising, a sector estimated to attract $174.4 billion in spending in 2024, according to Statista.

In addition to forming the basis for a forthcoming advancement to the Similarweb Ad Intelligence product, Similarweb plans to incorporate Admetricks’ analytics into other aspects of the Similarweb Digital Data focused on understanding the overall strength of digital brands as competitors, partners, or investments. “Like Similarweb’s 2022 acquisition of the Rank Ranger SEO platform, we see the addition of Admetricks as adding to Similarweb’s core strengths and allowing us to deliver a more well-rounded solution for marketers, publishers, and advertisers,” said Baruch Toledano, VP and General Manager of Digital Marketing Solutions at Similarweb.

Exhibit 99.1
Admetricks will continue to operate as Admetricks, a Similarweb company. Financial terms of the acquisition were not disclosed.

About Similarweb

Similarweb powers businesses to win their market with leading Digital Data. Similarweb reveals what is happening online and provides businesses with the essential digital data & analytics needed to build strategy, optimize customer acquisition, and increase monetization. We empower our users to be the first to discover and capture the best business opportunities and stay alert to react instantly to emerging threats to their business. Similarweb products are easy to use and integrated into users’ workflow, powered by advanced technology, and based on comprehensive digital data.

Press:
David F. Carr
Communications and Insights, Similarweb
david.carr@similarweb.com

Investors:
Jason Schwartz
CFO, Similarweb
jasons@similarweb.com

Disclaimer: All names, brands, trademarks, and registered trademarks are the property of their respective owners. The data, reports, and other materials provided or made available by Similarweb consist of or include estimated metrics and digital insights generated by Similarweb using its proprietary algorithms, based on information collected by Similarweb from multiple sources using its advanced data methodologies. Similarweb shall not be responsible for the accuracy of such data, reports, and materials and shall have no liability for any decision by any third party based in whole or in part on such data, reports, and materials.

This press release is intended for informational purposes. The development, release, and timing of any products, solutions, services, features, or functionality remain at the sole discretion of Similarweb and are subject to change.